NOL

RECEIVED

2008 JUL 31 P 3:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

28 July 2008

[redacted]

08004086

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made announcements in relation to the appointment of a Board of Director, Mr Boon Swan Foo.

Attached copies of the above announcements for your attention, please.

Yours faithfully

Wong Kim Wah(Ms)
Company Secretary

Encs

/cl

PROCESSED
AUG 06 2008
THOMSON REUTERS

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin)(NOL Announces New Appt of NED) - 28Jul08.DOC

APL
APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

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RECEIVED

Announcement of Appointment of Non-Executive Director *	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Jul-2008 18:27:56
Announcement No.	00136

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	28-07-2008
Name of person *	Boon Swan Foo
Age *	52
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Mr Boon's exemplary record at the highest levels of business will enable him to make a significant contribution as NOL embarks on the next phase of its growth. (Please see accompanying press release for details.)
Whether appointment is executive, and if so, the area of responsibility *	Non-Executive
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Director
Working experience and occupation(s) during the past 10 years *	Please see Annex A.
Shareholding * in the listed issuer and its subsidiaries *	Please see Annex B.
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest (including any competing business) *	None

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Please see Annex C.
Present	Please see Annex D.

>> Information required pursuant to Listing Rule 704(7)(h)

SEC Exemption
No. 82-2605

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No

SEC Exemption No. 82-2605

(j) Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)* any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)* any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)* any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)* any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) * Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• Yes
If yes, please provide details of prior experience.	Please see Annex A.
Footnotes	
Attachments	Annex_A_to_Appt_of_NED_28Jul08.pdf Annex_B_to_Appt_of_NED_28Jul08.pdf Annex_C_to_Appt_of_NED_28Jul08.pdf Annex_D_to_Appt_of_NED_28Jul08.pdf Total size = **428K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

Annex A

BOON SWAN FOO
CURRENT APPOINTMENTS AS AT 30 JUNE 2008

Company/Organization	Designation	Date of Appointment
A*STAR Group		
1a. Exploit Technologies Pte Ltd	Executive Chairman	01.08.2001
1b. SERC, A*STAR	Board Member	01.01.2004
1c. BMRC, A*STAR	Board Member	01.01.2004
Private & Public Companies		
1. Merlion Pharmaceuticals Pte Ltd	Deputy Chairman	03.07.2002
2. Singapore Computer Systems Limited	Deputy Chairman/ Chairman Exco	01.01.2005
3. Orangestar Investment Holdings Pte Ltd	Deputy Chairman	04.08.2005
4. Singapore Utilities International Pte Ltd	Board Member	01.10.2006
5. Nothacker Pte Ltd (renamed Aksaas Pte Ltd wef 3 Jun 08)	Chairman	18.09.2007
Education		
1. INSEAD Singapore National Council	Member	May 06
2. Nanyang Technological University	Adjunct Professor	01.07.2008
Overseas Appointments		
1. Imperial College (UK)	Member of Commercialization	

		Advisory Board	08.05.2002
2.	Keppel Amfels Inc	Board of Director	27.05.2004
3.	Motorola Inc Research Visionary Board	Member	Aug 2007
4.	Shin Corporation Plc.	- Director - Chairman of the Remuneration Committee - Chairman of the Nomination And Governance Committee	26 Sep 2007
5.	Aspen Holdings Ltd	Director	4 Oct 2007
6.	Cypress Holdings Ltd	Director	4 Oct 2007
7.	China-Singapore Suzhou Industrial Park Devt Co Ltd	Director	30 Jun 2008

Advisory Appointment

1.	Singapore Technologies Engineering Ltd	Advisor	01.01.2005
2.	ST Asset Management	Advisor	01.01.2007
3.	Mindef Brunei	Special Advisor	Dec 2007
4.	Temasek Holdings	Senior Advisor	8 May 2008

PAST DIRECTORSHIP

	A*STAR Group	**Appointment**	**Date of Resignation**
1a.	Agency for Science, Technology And Research (A*STAR)	Managing Director	4 Jan 2007
1b.	A*STAR Board	Member	4 Jan 2007
1c.	Biomedical Sciences Institutes	Director	-

1d.	Singapore-MIT Alliance Governing Board	Member	Oct 2007

Economic Development & Regulatory Agencies

1.	Economic Development Board	Executive Committee	4 Jan 2007
2.	Info-Communications Development Board Authority of Singapore (IDA)	Member	1 Dec 2007
3.	National Grid Steering Committee	Member	31 Aug 2006

Research & Education

1.	Management Development Institute of Singapore	Chairman, MDIS Senate	Dec 2006
2.	National University of Singapore Dean's Advisory Board	Member	9 Mar 2007
3.	Singapore Polytechnic Board of Governors	Member	Oct 2004
4.	Singapore Science Centre's Strategy Review Exercise for Advisory Committee Members	Member	Apr 2005
5.	Nanyang Technological University	Adjunct Professorship	1 Apr 2004
6.	Dean's Council of Harvard's Kennedy School of Government	Member	-
7.	Advanced Institute of Science And Technology (Japan)	Advisor	-

Private & Public Companies

1.	Singapore Technologies	Chief Financial Officer	1995 to Jun 2001
2.	ST Engineering Ltd	President & CEO	1 Jun 2000

3.	ST Engineering Ltd	CEO & Dy Chairman	Jul 2000 to Jun 2001
4.	Blue Dot Bio Medical Ltd	Dy Chairman & Board of Dir	15 Oct 2002
5.	Blue Dot Capital Management Pte Ltd	Board of Director	15 Oct 2002
6.	Industrial & Economic Advisory Pte Ltd	Chairman	25 Jun 2003
7.	Temasek Laboratories	Member, Mgmt Board	30 Sep 2003
8.	Health Science Authority	Board Member	1 Apr 2004
9.	Neptune Orient Lines	Executive Member	2003
10.	SIIRD Board	Director	Aug 2004
11.	NTUC Income Insurance Cooperative Limited	Board Director	26.05.2006
12.	Changi Airport Managers & Partners (S) Pte Ltd	Chairman/ Board Director	Nov 2005
13.	Singapore Changi Airport Enterprise Pte Ltd	Board Director	Nov 2005
14.	Alterra Partners	Chairman/ Board Director	Nov 2005

Annex B

Name of Company/Related Corporations in which shares etc held	Name(s) in which registered – self, spouse, children, nominee, trust, investor	Shares or debentures or rights or options etc	No. of shares/debentures/right/options etch held @ June 2008
Chartered Semiconductor Manufacturing Ltd	Self	Shares	18,800
SIA Engineering Company	Self	Shares	25,000
Singapore Food Industries Limited	Self	Shares	8,000
Singapore Telecommunications Limited	Self	Shares	23,890
Singapore Telecommunications Limited	Spouse	Shares	1,360
Singapore airport Terminal Services	Self	Shares	40,000
ST Engineering	Self	Shares	1,230,000

Annex C

BOON SWAN FOO
PAST DIRECTORSHIP

A*STAR Group		Appointment	Date of Resignation
1a.	Agency for Science, Technology And Research (A*STAR)	Managing Director	4 Jan 2007
1b.	A*STAR Board	Member	4 Jan 2007
1c.	Biomedical Sciences Institutes	Director	
1d.	Singapore-MIT Alliance Governing Board	Member	Oct 2007

Economic Development & Regulatory Agencies

1.	Economic Development Board	Executive Committee	4 Jan 2007
2.	Info-Communications Development Board Authority of Singapore (IDA)	Member	1 Dec 2007
3.	National Grid Steering Committee	Member	31 Aug 2006

Research & Education

1.	Management Development Institute of Singapore	Chairman, MDIS Senate	Dec 2006
2.	National University of Singapore Dean's Advisory Board	Member	9 Mar 2007
3.	Singapore Polytechnic Board of Governors	Member	Oct 2004
4.	Singapore Science Centre's Strategy Review Exercise for Advisory Committee Members	Member	Apr 2005
5.	Nanyang Technological		

	University	Adjunct Professorship	1 Apr 2004
6.	Dean's Council of Harvard's Kennedy School of Government	Member	-
7.	Advanced Institute of Science And Technology (Japan)	Advisor	-

Private & Public Companies

1.	Industrial & Economic Advisory Pte Ltd	Chairman	25 Jun 2003
2.	Temasek Laboratories	Member, Mgmt Board	30 Sep 2003
3.	Health Science Authority	Board Member	1 Apr 2004
4.	Neptune Orient Lines	Executive Member	2003
5.	SIIRD Board	Director	Aug 2004
6.	NTUC Income Insurance Cooperative Limited	Board Director	26.05.2006
7.	Changi Airport Managers & Partners (S) Pte Ltd	Chairman/ Board Director	Nov 2005
8.	Singapore Changi Airport Enterprise Pte Ltd	Board Director	Nov 2005
9.	Alterra Partners	Chairman/ Board Director	Nov 2005

Annex D

BOON SWAN FOO
CURRENT APPOINTMENTS AS AT 30 JUNE 2008

Company/Organization	Designation	Date of Appointment
A*STAR Group		
1a. Exploit Technologies Pte Ltd	Executive Chairman	01.08.2001
1b. SERC, A*STAR	Board Member	01.01.2004
1c. BMRC, A*STAR	Board Member	01.01.2004
Private & Public Companies		
1. Merlion Pharmaceuticals Pte Ltd	Deputy Chairman	03.07.2002
2. Singapore Computer Systems Limited	Deputy Chairman/ Chairman Exco	01.01.2005
3. Orangestar Investment Holdings Pte Ltd	Deputy Chairman	04.08.2005
4. Singapore Utilities International Pte Ltd	Board Member	01.10.2006
5. Nothacker Pte Ltd (renamed Aksaas Pte Ltd wef 3 Jun 08)	Chairman	18.09.2007
Education		
1. INSEAD Singapore National Council	Member	May 06
2. Nanyang Technological University	Adjunct Professor	01.07.2008
Overseas Appointments		
1. Imperial College (UK)	Member of Commercialization	

		Advisory Board	08.05.2002
2.	Keppel Amfels Inc	Board of Director	27.05.2004
3.	Motorola Inc Research Visionary Board	Member	Aug 2007
4.	Shin Corporation Plc.	- Director - Chairman of the Remuneration Committee - Chairman of the Nomination And Governance Committee	26 Sep 2007
5.	Aspen Holdings Ltd	Director	4 Oct 2007
6.	Cypress Holdings Ltd	Director	4 Oct 2007
7.	China-Singapore Suzhou Industrial Park Devt Co Ltd	Director	30 Jun 2008

Advisory Appointment

1.	Singapore Technologies Engineering Ltd	Advisor	01.01.2005
2.	ST Asset Management	Advisor	01.01.2007
3.	Mindef Brunei	Special Advisor	Dec 2007
4.	Temasek Holdings	Senior Advisor	8 May 2008

SEC Exemption
No. 82-2605

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	28-Jul-2008 18:30:10
Announcement No.	00137

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL GROUP MAKES NEW APPOINTMENT TO BOARD OF DIRECTORS
Description	Please see attached Press Release on the above.
Attachments	Press_Release_on_Appt_of_NED_28Jul08.pdf Total size = **20K** (2048K size limit recommended)

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SEC Exemption
No. 82-2605

FOR IMMEDIATE RELEASE

NOL GROUP MAKES NEW APPOINTMENT TO BOARD OF DIRECTORS

Singapore, 28 July 2008: Neptune Orient Lines Limited (NOL) announced today the appointment of a leading Singaporean business figure to the Company's Board of Directors.

Mr Boon Swan Foo is Executive Chairman of Exploit Technologies Pte Ltd, which is the strategic marketing and commercialisation arm of Singapore's Agency for Science, Technology and Research (A*STAR).

Mr Boon has held various high-level roles in both the public and private sectors, including the positions of Managing Director of A*STAR and Deputy Chairman and Chief Executive of Singapore Technologies Engineering Ltd, where he was awarded the Singapore Business Award for Outstanding CEO in 2000.

Mr Boon currently serves on the boards of Singapore Computer Systems Limited, Shin Corporation Plc, and several other private limited companies. He is also a Senior Advisor of Temasek Holdings, as well as Advisor of ST Engineering Ltd. Mr Boon is a Member of Motorola Inc Research Visionary Board, a Member of the Commercialisation Advisory Board, Imperial College (UK) and was previously a Member of the Dean's Council of Harvard's Kennedy School of Government. He previously served as a member of the NOL Board of Directors between 2002 and 2003.

NOL Chairman Mr Cheng Wai Keung said: "We are delighted to make such an important addition to the NOL Board. Mr Boon's exemplary record at the highest levels of business will enable him to make a significant contribution as NOL embarks on the next phase of its growth."

-ENDS-

END